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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X/A
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING
GENERAL INSTRUCTIONS
I.  Form F-X shall be filed with the Commission:
(a)	by any issuer registering securities on Form F-8, F-9, F-10 or F-80 under the Securities Act of 1933;

(b)	by any issuer registering securities on Form 40-F under the Securities Exchange Act of 1934 (the “Exchange Act”);

(c)	by any issuer filing a periodic report on Form 40-F, if it has not previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file a report on Form 40-F arises;

(d)	by any issuer or other non-U.S. person filing tender offer documents on Schedule 13E-4F, 14D-1F or 14D-9F;

(e)	by any non-U.S. person acting as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80 or SB-2;

(f)	by a Canadian issuer qualifying an offering statement pursuant to the provisions of Regulation A, or registering securities on Form SB-2; and

(g)	by any non-U.S. issuer providing Form CB to the Commission in connection with a tender offer, rights offering or business combination.
A Form F-X filed in connection with any other Commission form should not be bound together with or be included only as an exhibit to, such other form.
II. Six copies of the Form F-X, one of which must be manually signed, shall be filed with the Commission at its principal office.
A.	Name of issuer or person filing (“Filer”): CANADIAN PACIFIC RAILWAY COMPANY

B.	(1) This is [check one]
☐	an original filing for the Filer

☒	an amended filing for the Filer
(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐
Persons who respond to the collection of information
contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 2288 (4-07)

Note: Regulation S-T Rule 101(b)(9) only permits the filing of the Form F-X in paper:
(a) if the party filing or submitting the Form CB is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; or
(b) if filed by a Canadian issuer when qualifying an offering statement pursuant to the provisions of Regulation A (230.251 — 230.263 of this chapter).
(3)	A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form F-X.
C.   Identify the filing in conjunction with which this Form is being filed:
 Name of registrant: CANADIAN PACIFIC RAILWAY COMPANY
 Form type: FORM 40-F
 File Number (if known): 1-15272
 Filed by: CANADIAN PACIFIC RAILWAY COMPANY
 Dated Filed (if filed concurrently, so indicate): March 19, 2008 (CONCURRENTLY WITH FORM 40-F)
D.   The Filer is incorporated or organized under the laws of CANADA and has its principal place of business at
SUITE 500, GULF CANADA SQUARE
401-9TH AVENUE, S.W.
CALGARY, ALBERTA
CANADA T2P 4Z4
TELEPHONE: (403) 319-7000
E.   The Filer designates and appoints C T CORPORATION SYSTEM (“Agent”) located at
111 EIGHTH AVENUE
NEW YORK, NEW YORK 10011
TELEPHONE: (212) 894-8940
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in
(a) any investigation or administrative proceeding conducted by the Commission; and (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form (Name of form) ________________ on (Date) __________________________ or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service or process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F. Each person filing this Form in connection with:
(a) the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;
(b) the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;
(c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and
(d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.
Each filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
G. Each person filing this Form, other than a trustee filing in accordance with General instruction I.(a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.
The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of CALGARY, Country of CANADA this 19th day of March, 2008.

Filer: CANADIAN PACIFIC RAILWAY COMPANY	By:	Signed “Donald F. Barnhardt”
Name: Donald F. Barnhardt
Title: Corporate Secretary
This statement has been signed by the following persons in the capacities and on the dates indicated.

C T CORPORATION SYSTEM, as agent for service of process for CANADIAN PACIFIC RAILWAY COMPANY

	By:	Signed “Michelle Miller”
Date: March 19, 2008.		Name: Michelle Miller Title: Assistant Secretary

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